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FORM 5
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
/ / Check box if no               U.S. SECURITIES AND EXCHANGE COMMISSION                          --------------------------------
    longer subject to                    WASHINGTON, D.C. 20549                                             OMB APPROVAL
    Section 16. Form                                                                               --------------------------------
    4 or Form 5             ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                    OMB Number             3235-0362
    obligations may                                                                                Expires: September 30, 1998
    continue. See            Filed pursuant to Section 16(a) of the Securities                     Estimated average burden
    Instruction 1(b)                         Exchange Act of 1934,                                 hours per response...........1.0
/ / FORM 3 HOLDINGS                  Section 17(a) of the Public Utility                           --------------------------------
    REPORTED                 Holding Company Act of 1935 or Section 30(f) of
/ / FORM 4                              the Investment Company Act
    TRANSACTIONS                                   of 1940
    REPORTED
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
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 1. Name and Address of Reporting Person*      2. Issuer Name and Ticker or Trading Symbol   6. Relationship of Reporting Person to
    Freimuth       Steven             P.          Washington Mutual, Inc. ("WM")                Issuer (Check all applicable)
-------------------------------------------    ----------------------------------------------       Director         10% Owner
  (Last)          (First)          (Middle)    3. IRS or Social Security  4. Statement for      ----              ---
    1201 Third Avenue                             Number of Reporting        Month/Year          X  Officer (give    Other (specify
-------------------------------------------       Person (Voluntary)         12/31/98           ----        title ---       below)
                 (Street)                                                 -------------------               below)
 Seattle             WA              98101                                5. If Amendment,          Executive Vice President
-------------------------------------------                                  Date of Original       -------------------------------
  (City)           (State)           (Zip)                                   (Month/Year)
                                                                                             7. Individual or Joint/Group Filing
                                                                          ------------------    (Check applicable line)
                                                                                                 X    Form Filed by one
                                                                                                ----  Reporting Person
                                                                                                      Form Filed by more than
                                                                                                ----  one Reporting Person
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                         TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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 1. Title of Security      2. Trans-   3. Trans-    4. Securities Acquired (A)  5.  Amount of        6. Ownership     7. Nature
    (Instr. 3)                action      Action       or Disposed of (D)           Securities          Form:            of Indirect
                              Date        Code         (Instr. 3, 4 and 5)          Beneficially        Direct (D)       Beneficial
                              (Month/     (Instr. 8)                                Owned at            or               Ownership
                               Day/                                                 End of Issuer's     Indirect (I)     (Instr.
                               Year)                  ------------------------      Fiscal Year         (Instr. 4)       4)
                                                      Amount   (A) or   Price       (Instr. 3 and 4)
                                                               (D)

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Common Stock                                                                          39,784.10(1)         D
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Common Stock                                                                          7,006.8373(2)        I               RSIP
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                                                                                      1,281                I            N/O Children
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*If the Form is filed by more than one Reporting Person, see Instruction 4(b)(v).                                             (Over)
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.          SEC 2270 (7/96)
                                                                               (Print or Type Responses)
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

FORM 5 (CONTINUED)        TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative    2. Conver-   3. Trans-  4. Trans-   5. Number of     6. Date Exer-   7. Title and Amount   8. Price
   Security                  sion or      action     action      Derivative       cisable and     of Underlying         of
   (Instr. 3)                Exercise     Date       Code        Securities Ac-   Expiration      Securities            Deriv-
                             Price of     (Month/    (Instr. 8)  quired (A) or    Date            (Instr. 3 and 4)      ative
                             Deriv-       Day/                   Disposed of (D)  (Month/Day/                           Secur-
                             ative        Year)                  (Instr. 3, 4,    Year)                                 ity
                             Security                            and 5)                                                 (Instr. 5)
                                                                               -----------------------------------
                                                                               Date    Expira-            Amount or
                                                               --------------- Exer-   tion       Title   Number of
                                                                (A)     (D)    cisable Date               Shares
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    Stock Option             $32.875     12/15/98    A         66,000          12/15/99 12/15/08  Common  66,000
   (Right to Buy)                                                                (3)               Stock
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
                             9. Number of           10. Ownership Form          11. Nature of
                                Derivative              of Derivative               Indirect
                                Securities              Security:                   Beneficial
                                Beneficially            Direct (D)                  Ownership
                                Owned at End            or Indirect (I)             (Instr. 4)
                                of Month                (Instr. 4)
                                (Instr. 4)

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                                66,000(3)               D
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Explanation of Responses:
(1) On June 1, 1998 Washington Mutual, Inc. ("WM") paid a stock dividend of one share of common stock for every two shares of common stock outstanding to holders of record on May 18, 1998. Mr. Freimuth's direct ownership reflects a stock dividend of 13,171.81 shares. The end-of-month total includes 80.1133 shares in the first quarter and 111.94 shares in the second quarter acquired prior to the stock split and
    154.91 shares in the third quarter acquired after the stock split through reinvested dividends in the
    WM Restricted Stock Plan.

(2) The end-of-month total includes 15.7086 shares in the first quarter and 15.6829 shares in the second quarter acquired prior to the stock split and 28.5498 shares in the third quarter acquired after the stock split through reinvested dividends in the WM Retirement Savings & Investment Plan, as well as an adjustment of (0.2375) shares.

(3) Grant of option pursuant to the WM 1994 Stock Option Plan (as amended and restated as of February 17, 1998).
    One-third vests annually beginning on the first anniversary of the grant date.

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.    /s/ Steven P. Freimuth          2/12/99
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                                  ------------------------------- -------
                                                                                             **Signature of Reporting Person   Date


Note: File three copies of this Form, one of which must be manually signed.                                               Page 2
      If space provided is insufficient, see Instruction 6 for procedure.                                        SEC 2270 (3/91)
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